Exhibit 99.1

Maxar Technologies Announces Retirement of Chief Operations Officer Tim Hascall

WESTMINSTER, CO, Dec. 11, 2018 /CNW/ - Maxar Technologies (NYSE:MAXR) (TSX:MAXR), a global technology innovator powering the new space economy,  today announced the retirement of Executive Vice President and Chief Operations Officer Tim Hascall, 64, effective December 31.

Hascall's retirement marks the conclusion of his successful seven-year tenure at Maxar Technologies and its legacy companies. Prior to being named Maxar's Chief Operations Officer, effective in October 2017, he held a variety of positions at Maxar Technologies company DigitalGlobe.

In his role as Maxar's Chief Operations Officer, Hascall has led the company's effort to achieve integration and synergy targets, which the company remains on track to meet. Hascall's responsibilities will be assumed by existing Maxar leaders in expanded roles. Jeff Guy has been named Senior Vice President, Integration and Performance, focused on achieving synergies, managing capital expenditure investment priorities, managing corporate procurement and real estate initiatives and implementing Enterprise Shared Services across the company. Jeff Robertson is now Senior Vice President, Chief Information Officer and Chief Risk Officer, with responsibility for oversight of all Enterprise Risk Management processes and assessments across the company.

Hascall joined DigitalGlobe in October 2011, serving as Senior Vice President of Operations. He went on to serve as Executive Vice President of Operations & Customer Experience, Executive Vice President and General Manager of Imagery and Chief Operations Officer.

During his time at DigitalGlobe, Hascall had P&L responsibility for the company's Imagery Business Unit and led the Commercial, International Defense and Intelligence and U.S. Government customer teams. He was also responsible for the operations of DigitalGlobe's industry-leading satellite constellation and global infrastructure network and played an integral role in the company's adoption of cloud storage and cloud computing technologies.

"Tim has been an invaluable asset to the Maxar and DigitalGlobe leadership teams for the past seven years, providing steady guidance for numerous aspects of our technology and business operations transformation," said Howard Lance, Maxar CEO. "We congratulate him on his retirement and wish him the best in his future pursuits."

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.  Such forward-looking statements include, but are not limited to, statements relating to the U.S. domestication and its timing, the required approvals and conditions precedent and other statements that are not historical facts.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: failure to obtain any required approvals in a timely manner; failure of the U.S. domestication to be completed for any reason (or to be completed in a timely manner); failure to achieve the perceived benefits of the U.S. domestication; the incurrence of costs associated therewith beyond those estimated; unanticipated adverse tax consequences; and the other risk factors and other disclosures about the Company and its business and the U.S. domestication included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities (including the management information circular filed for the meeting), which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/December2018/11/c2304.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 06:00e 11-DEC-18